816-221-1000 FAX: 816-221-1018 WWW.GILMOREBELL.COM	GILMORE & BELL A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

June 26, 2006

VIA FACSIMILE AND EDGAR

Fax No. 202-772-9217

Song P. Brandon, Esq.

Division of Corporation Finance

Room 6010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AVAX Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 20, 2006
File No. 0-29222

Dear Ms. Brandon:

With reference to our telephone conversation earlier today, this letter is submitted on behalf of AVAX Technologies, Inc. in response to the comment letter from Jeffrey P. Riedler, Assistant Director, dated June 26, 2006, with respect to the above-referenced Preliminary Proxy Statement filed by AVAX Technologies.

The paragraph below, found on page 15 of the Preliminary Proxy, is blacklined to reflect our proposed changes for the Definitive Proxy:

The company proposes to increase the number of authorized shares of its common stock to 500,000,000 shares to provide additional shares for the purpose of raising additional capital. As discussed in the company’s Annual Report on Form 10-KSB included with this Proxy Statement, the company needs to raise additional capital immediately in order to continue its operations. The company contemplates that if the Share Amendment proposal is passed at the Annual Meeting, the company will as soon thereafter as practicable issue additional shares of common stock, or securities convertible into shares of common stock, to a limited number of institutional investors, in order to raise additional capital for the company. If the company does not raise additional capital in the very near future, it will be required to dramatically reduce its current plan of operation, including development activities and clinical trials relating to its AC Vaccine technology, and it may not be able to continue as a going concern to the end of calendar year 2006. Accordingly, it is imperative that the company have the ability to issue additional shares of common stock (or securities convertible into shares of common stock) to raise additional capital for the company. At this time, the company has no current understandings or agreements relating to the issuance of the proposed additional authorized shares, other than an engagement letter with a placement agent.

Once you have had a chance to review, please contact me at 816-218-7528 to discuss whether the proposed additional language addresses the Commission’s comment, as well as any other questions or comments you may have after reviewing this letter.

Very truly yours,

/s/ Joshua C. Ditmore

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